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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Capital Z Financial Services Fund II, L.P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     54 Thompson Street
--------------------------------------------------------------------------------
                                    (Street)

     New York,                       NY                 10012
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     U.S.I. Holdings Corporation ("USIH")
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     10/24/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |_|  Form Filed by One Reporting Person
     |X|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                10/22/02                 P               1,989,403   A      $10      9,384,942(a)   D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                10/22/02                 P               10,597      A      $10      49,882(a)      I         (b)
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====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:


Note: The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

(a) Includes accretion on Series W Preferred Stock (which will automatically convert into Common Stock upon consummation of U.S.I Holdings Corporation's initial public offering of its Common Stock) through October 22, 2002 on an as-if-converted basis.

(b) Capital Z Financial Services II, L.P. has voting control and power to dispose of these shares which are held in the name of Capital Z Financial Services Private Fund II, L.P.


/s/ David Spuria                                              10/24/02
---------------------------------------------            -----------------------
    General Counsel                                              Date

      **Signature of Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.



Capital Z Financial Services Fund II, L.P.                 U.S.I. Holdings Company ("USIH")                         10/24/02
-------------------------------------------------------------------------------------------------------------------------------

                                                                                         Title of
                                                                                        Derivative
   Name and Address of   Designated       Date of Event   Company Name,  Title and    Securities and    Ownership    Disclaims
    Reporting Person     Reporter1          Requiring        Ticker      Amount of      Title and         Form:      Pecuniary
                                            Statement      or Trading     Security      Amount of     Direct (D) or  Interest
                                         Month/Day/Year      Symbol      Transacted     Securities    Indirect (I)
                                                                                        Underlying
                                                                                        Derivative
                                                                                        Securities
-------------------------------------------------------------------------------------------------------------------------------
 Capital Z Financial      Capital Z        10/22/02       U.S.I.         See second     -               D            No
 Services Private         Financial                       Holdings      row of Table
 Fund II, L.P.,           Services Fund                   Corporation      I and
 c/o Capital Z            II, L.P.                        ("USIH")      Footnote (b)
 Financial Services                                                      to Table I
 Fund II, L.P.
 54 Thompson Street
 New York, NY 10012
 ------------------------------------------------------------------------------------------------------------------------------


Explanatory Note:

1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.